ACCEPTANCE INSURANCE COMPANIES INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Columnar Amounts in Thousands Except Per Share Data)

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Description of Operations – Acceptance Insurance Companies Inc. and subsidiaries (the “Company”) is primarily an agricultural risk management company. The Company concentrates on helping agricultural producers manage their risks by providing comprehensive insurance products. The Company also continues to manage the run-off of discontinued and sold property and casualty lines.

  The Company’s results may be influenced by factors which are largely beyond the Company’s control. Important among such factors are weather conditions, natural disasters, changes in commodity prices, changes in state and federal regulations, changes in premium pricing and agency commission rates in the industry, changes in the reinsurance market, including pricing, availability and coverage, changes in tax laws, financial market performance, changes in federal policies or court decisions affecting coverages, changes in the rate of inflation, interest rates and general economic conditions. The Company’s crop insurance results are particularly subject to wide fluctuations because of weather factors influencing crop harvests and commodity prices. The Company’s increased emphasis in its agricultural segment may produce more volatility in the operating results on a quarter-to-quarter or year-to-year basis than has historically been the case due to the seasonal and short-term nature of the Company’s crop business, as well as the impact on the crop business of weather and other natural perils.

  Principles of Consolidation – The Company’s consolidated financial statements include the accounts of its majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

  Insurance Accounting   – The Company writes multi-peril crop insurance (“MPCI”) and crop revenue coverage (“CRC”) pursuant to terms established by the Federal Risk Management Agency (“RMA”). As used herein, the term MPCI includes CRC. The Company issues and administers policies, for which it receives administrative fees, and the Company participates in a profit sharing arrangement in which it receives from the government a portion of the aggregate profit, or pays a portion of the aggregate loss, with respect to the business it writes. The Company’s share of profit or loss from its MPCI business is determined after the crop season ends on the basis of a profit sharing formula established by law and the RMA. Due to the nature of several of the CRC products whereby results are based on the market prices of various commodities in the fourth quarter, as well as yields, and the significance of CRC as a percentage of MPCI, the Company records its initial estimate of profit or loss for MPCI and related products in the fourth quarter. Any changes in such estimates will typically occur during the first two quarters of the following year after the claim adjustment process is substantially complete. The Company receives its profit share in cash, with 60% of the amount in excess of 17.5% of its MPCI Retention (as defined in the profit sharing agreement) in any year carried forward to future years, or it must pay its share of losses. The Company recognizes as income in the current year these profit sharing amounts which are carried forward as a receivable. The amounts carried forward as a receivable are received in future years in cash or as a reduction of losses due the RMA. MPCI premiums received during the year which correspond to next year’s crop season are deferred until the next year. Insurance underwriting expenses are presented net of administrative fees received from the RMA for reimbursement of costs incurred by the Company.

  Unearned premiums represent the portion of property and casualty segment premiums written which relates to the unexpired term of policies and is calculated generally using the pro rata method. The Company also records a liability for policy claims based on its review of individual claim cases and the estimated ultimate settlement amounts. This liability also includes estimates of claims incurred but not reported based on Company and industry paid and reported claim and settlement expense experience. Differences which arise between the ultimate liability for claims incurred and the liability established, which may be material are reflected in the statement of operations in the period such information becomes known.

  Certain costs of writing property and casualty segment business, principally commissions, premium taxes, and other underwriting expenses are deferred and amortized as related premiums are earned. The recovery of deferred acquisition costs considers anticipated investment income and is reviewed periodically during the year. In the fourth quarter of fiscal 1999, the Company amortized $3.3 million of previously deferred policy acquisition costs in conjunction with its review of recoverability.

  Statements of Cash Flows   – The Company aggregates cash and short-term investments with maturity dates of three months or less from the date of purchase for purposes of reporting cash flows. As of December 31, 2001 and 2000, approximately $48,733,000 and $27,504,000 of short-term investments had maturity dates at acquisition of greater than three months. Restricted short-term investments are not considered a cash equivalent.

  Restricted Short-Term Investments   – The restricted short-term investments balance is comprised of investments deposited with a trustee for the Company’s issuance of an outstanding letter of credit relating to reinsurance coverage.

  Investments   – Investments in fixed maturities include bonds, notes and redemptive preferred stocks and investments in marketable equity securities include common and nonredemptive preferred stocks. All investments in fixed maturities and marketable equity securities have been classified as available-for-sale and certain marketable equity securities do not pay dividends. Available-for-sale securities are stated at fair value with the unrealized gains and losses reported as a separate component of other comprehensive income (loss), net of tax. Realized investment gains and losses on sales of securities are determined on the specific identification method.

  Real estate is stated at the lower of cost or estimated net realizable value and is non-income producing.

  Property and Equipment   – Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is recognized principally using the straight-line method over periods of three to ten years.

  Excess of Cost Over Acquired Net Assets   – The excess of cost over equity in acquired net assets is being amortized principally using the straight-line method over periods not exceeding 40 years. Accumulated amortization approximated $5,709,000 and $4,573,000 at December 31, 2001 and 2000, respectively.

  Impairment of Long-Lived Assets   – The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when evidence exists that the carrying value is not recoverable. Measurement of the impairment of long-lived assets is based upon management’s estimate of discounted future cash flows.

  Use of Estimates   – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ significantly from those estimates.

  Stock-Based Compensation   – The Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), Accounting for Stock-Based Compensation, establishing financial accounting and reporting standards for stock-based compensation plans. As permitted by SFAS No. 123, the Company will continue to use the method prescribed by the Accounting Principles Board Opinion No. 25 (“APB 25”), Accounting for Stock Issued to Employees. Companies using APB 25 are required to make pro forma footnote disclosures of net income and earnings per share as if the fair value method of accounting, as defined in SFAS No. 123, had been applied.

  Change in Accounting Principle   – In December 1997, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (“AcSEC”) issued Statement of Position 97-3, Accounting by Insurance and Other Enterprises for Insurance-Related Assessments (“SOP 97-3”). SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty-fund and other insurance-related assessments, how to measure that liability, and when an asset may be recognized for the recovery of such assessments through premium tax offsets. The Company adopted SOP 97-3 on January 1, 1999 resulting in a cumulative effect of change in accounting principles of $338,000.

  Recent Statements of Financial Accounting Standards   - Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and for Hedging Activities, requires companies to recognize all derivatives as either assets or liabilities in the statement of financial condition and to measure all derivatives at fair value. SFAS No. 133 requires that changes in fair value of a derivative be recognized currently in earnings unless specific hedge accounting criteria are met. Upon implementation of SFAS No. 133, hedging relationships may be redesignated, and securities held to maturity may be transferred to available-for-sale or trading. SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, deferred the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments, hedging activities, and decisions made by the Derivatives Implementation Group. The adoption of SFAS No. 133, SFAS No. 137 and SFAS No. 138 had no impact on the Company's financial statements.

  In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), Business Combinations, and Statement No. 142 ("SFAS No. 142"), Goodwill and Other Intangible Assets. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and specifies the criteria for recognition of intangible assets separately from goodwill.

  SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company is required to implement SFAS No. 142 effective January 1, 2002 and has not determined the full impact that this statement will have on its consolidated financial position or results of operations.

  Reclassifications   – Certain prior period amounts have been reclassified to conform with current year presentation.

  INVESTMENTS

  A summary of net investment income earned on the investment portfolio for the years ended December 31 is as follows:

  The amortized cost and related estimated fair values of investments in the accompanying balance sheets are as follows:

  The amortized cost and related estimated fair values of the fixed maturity securities as of December 31, 2001 are shown below by stated maturity dates. Actual maturities may differ from stated maturities because the borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

  Proceeds from sales of fixed maturity securities during the years ended December 31, 2001, 2000 and 1999 were approximately $360,100,000, $156,607,000 and $167,742,000, respectively. Gross realized gains on sales of fixed maturity securities were approximately $4,782,000, $974,000 and $2,246,000 and gross realized losses on sales of fixed maturity securities were approximately $1,113,000, $594,000 and $1,462,000 during the years ended December 31, 2001, 2000 and 1999, respectively. Gross realized gains on sales of equity securities were approximately $239,000, $2,378,000 and $14,950,000 and gross realized losses on sales of equity securities were approximately $1,202,000, $462,000 and $5,661,000 during the years ended December 31, 2001, 2000 and 1999, respectively.

  As required by insurance regulatory laws, certain bonds with an estimated fair value of approximately $11,145,000 and short-term investments of approximately $298,000 at December 31, 2001 were deposited in trust with regulatory agencies.

  FAIR VALUES OF FINANCIAL INSTRUMENTS

  In determining fair value, the Company used quoted market prices when available. For instruments where quoted market prices were not available, the Company used independent pricing services or appraisals by the Company’s management. Those services and appraisals reflected the estimated present values utilizing current risk-adjusted market rates of similar instruments.

  The estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value.

  The carrying values of cash, short-term investments, receivables, accounts payable and accrued liabilities are deemed to be reasonable estimates of their fair values due to their short-term nature. The estimated fair values of the Company’s other financial instruments as of December 31, 2001 and 2000, are as follows:

  RECEIVABLES

   The major components of receivables at December 31 are summarized as follows:

  INCOME TAXES

  The Company provides for income taxes on its statements of operations pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), Accounting for Income Taxes. The primary components of the Company's deferred tax assets and liabilities as of December 31, 2001 and 2000, respectively, follow:

  The realization of the net deferred tax asset is dependent upon the Company’s ability to generate sufficient taxable income in future periods. For tax purposes, the Company has net operating loss carryforwards that expire, if unused, beginning in 2019. Based upon the Company’s anticipated future earnings, projected reversal of temporary differences, tax planning strategies available if required and all other available evidence, both positive and negative, management has concluded it is more likely than not that the deferred tax asset will be realized.

  Income taxes computed by applying statutory rates to income before income taxes are reconciled to the provision for income taxes set forth in the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 are as follows:

  Cash receipts for income taxes were approximately $15,172,000 and $14,348,000 during the years ended December 31, 2000 and 1999, respectively, and none for the year ended December 31, 2001.

  INSURANCE PREMIUMS AND CLAIMS

  Insurance premiums written and earned by the Company’s insurance subsidiaries for the years ended December 31, 2001, 2000 and 1999 are as follows:

  Included in ceded premiums written and earned is $289.2 million, $188.1 million and $156.1 million of MPCI premiums ceded to the RMA for the years ended December 31, 2001, 2000 and 1999, respectively. Included in assumed premiums written and earned in 2001, 2000 and 1999 is $81.2 million, $51.2 million and $37.9 million of MPCI profit share.

  The liability for losses and loss adjustment expenses represents management’s best estimate and is based on sources of available evidence including an analysis prepared by an actuary engaged by the Company. The Company underwrites property and casualty coverages in a number of specialty areas of business which may involve greater risks than standard property and casualty lines, including the risks associated with the absence of long-term, reliable historical claims experience. These risk components may make more difficult the task of estimating reserves for losses, and cause the Company’s underwriting results to fluctuate. Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated liabilities, as reflected in the Company’s loss and loss adjustment expense reserves. Additionally, conditions and trends that have affected the development of loss reserves in the past may not necessarily occur in the future.

  The following table presents an analysis of the Company’s reserves for losses and loss adjustment expenses, reconciling beginning and ending balances for the years ended December 31:

  Insurance losses and loss adjustment expenses have been reduced by recoveries recognized under reinsurance contracts of $824.4 million, $526.4 million and $725.9 million for the years ended December 31, 2001, 2000 and 1999, respectively, of which approximately $580.9 million, $365.5 million and $270.0 million, respectively, relate to recoveries on the MPCI business from the RMA.

  The liability for losses and loss adjustment expenses is determined by management based on historical patterns and expectations of claims reported and paid, trends in claim experience, information available on an industry-wide basis, as well as changes in the Company’s claim handling procedures and premium rates. Significant factors impacting the variability of establishing the liability for losses and loss adjustment expenses are the unusually difficult estimation process for the Company’s general liability business, including California contractor programs, the limited historical data for certain programs, and the significant changes in claims handling. In addition, as the Company is primarily focusing on its agricultural segment, it has discontinued or sold all of its remaining property and casualty lines of business. The Company continues to be responsible for all claims prior to the discontinuance or sale of the property and casualty lines (referred to as the “Runoff Business”). During May 2001, the Company closed its claims department handling the Runoff Business and engaged a third-party administrator specializing in such runoff business to handle these claims.

  The $14.7 million charge in 2001 for prior years was primarily a result of the development of general liability losses and loss adjustment expenses in 1999 and prior accident years. The $8.2 million charge in 2000 was primarily a result of the development of 1999 CRCPlus losses of approximately $5.7 million.

  In the third quarter of fiscal 1999, the Company increased reserves for 1998 and prior accident years by approximately $44 million. This increase related primarily to an unexpected increase in the number of claims relating to general liability coverage provided in 1995 and prior years to contractors in the State of California as a result of the California Supreme Court decision in Montrose Chemical Corporation vs. Admiral Insurance Company (“Montrose”). In that decision, the Court adopted the “continuous trigger” theory of insurance coverage for third-party liability claims involving continuous, progressing or deteriorating bodily injury or property damages. Under this theory, the time of the insured’s act which allegedly caused the accident, event or condition resulting in a claim is largely immaterial. As long as the potential damages remain outstanding, all of the insured contractor’s or subcontractor’s successive insurance policies potentially may provide coverage. Thus, the Court’s Montrose decision created a new basis for coverage under years of previously issued policies. Beginning in 1996, the Company altered its underwriting criteria for construction risks and began endorsing policies exposed to these types of continuous exposures in order to avoid coverage for conditions which existed prior to the inception of the Company’s policies. As such, all of these underlying conditions increase the variability in establishing related reserves.

  BANK BORROWINGS

  As of December 31, 2001, the Company has a Security and Letter Loan Agreement for $27.9 million. The entire facility was reserved for an outstanding letter of credit and, accordingly, no borrowings were permitted under such facility.

  COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF AICI CAPITAL TRUST, HOLDING SOLELY JUNIOR SUBORDINATED DEBENTURES OF THE COMPANY

  In August 1997, AICI Capital Trust, a Delaware business trust organized by the Company (the “Issuer Trust”) issued 3.795 million shares or $94.875 million aggregate liquidation amount of its 9% Preferred Securities (liquidation amount $25 per Preferred Security). The Company owns all of the common securities (the “Common Securities”) of the Issuer Trust. The Preferred Securities represent preferred undivided beneficial interests in the Issuer Trust’s assets. The assets of the Issuer Trust consist solely of the Company’s 9% Junior Subordinated Debentures due in 2027, which were issued in August 1997 in an amount equal to the total of the Preferred Securities and the Common Securities.

  Distributions on the Preferred Securities and Junior Subordinated Debentures are cumulative, accrue from the date of issuance and are payable quarterly in arrears. The Junior Subordinated Debentures are subordinate and junior in right of payment to all senior indebtedness of the Company and are subject to certain events of default and can be called at par value after September 30, 2002, all as described in the Junior Debenture Indenture. At December 31, 2001 and 2000, the Company had Preferred Securities of $94.875 million outstanding at a weighted average interest cost of 9.2% and 9.1%, respectively.

  Cash payments for interest related to the Junior Subordinated Debentures were approximately $8.5 million during the years ended December 31, 2001, 2000 and 1999.

  STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

  The Company’s 2000 incentive stock option plan provides for a maximum of 1,000,000 options to be granted to employees and directors. The 2000 incentive stock option plan provides for options to vest in three years unless the agreement with the participant specifically calls for a different vesting schedule. All options expire no later than ten years from the date of grant and the exercise price will not be less than 100% of the market value at the date of grant. At December 31, 2001, the 2000 incentive stock option plan had 222,500 options available for granting.

  The 1996 incentive stock plan was terminated as to future grants upon approval of the 2000 incentive stock option plan. The 1996 incentive stock option plan provided for options granted to employees which vest in not less than five annual installments and options granted to non-employee directors which vest at the expiration of the directors’ current term. All options expire no later than ten years from the date of grant and the exercise price will not be less than 100% of the market value at the date of grant.

  The 1992 incentive stock option plan was terminated as to future grants upon approval of the 1996 incentive stock option plan. The 1992 incentive stock option plan provided for options granted to employees which vest over 4 years from the date of the grant and options to non-employee directors which vest one year from the date of grant. All options expire no later than ten years from the date of grant and the exercise price is equal to the market price at the date of grant.

  Under the Company’s employee stock purchase plan, the Company is authorized to issue up to 500,000 shares of common stock to its full-time employees. Under the terms of the plan, each year employees can choose to purchase up to 10% of their annual compensation. The purchases may be made during six month phases generally commencing at the beginning of January and July. The purchase price of the stock is equal to the lower of 85% of the market price on the termination date of the phase or when the subscription is paid in full, whichever occurs first; or 85% of the average of the market price on the commencement date of the phase and the market price on the termination date of the phase or when the subscription is paid in full, whichever occurs first. Under the plan, the Company sold 22,650 shares, 53,519 shares and 25,974 shares during 2001, 2000 and 1999, respectively, to employees.

  The Company has adopted the pro forma footnote disclosure only provisions under SFAS No. 123. Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company’s net loss and net loss per share would have been as indicated below:

  The fair value of the options at the date of grant under the incentive stock option plans and the fair value of the employees’ purchase rights under the employee stock purchase plan were estimated using a Black-Scholes option-pricing model with the following weighted-average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 5.5%, 6.4% and 5.4%; expected volatility of 69%, 67% and 26%; weighted-average expected lives of options of approximately 7 years and an expected life of employees’ purchase rights of one year; and no dividend yield.

  A summary of the status of the Company’s stock option plans as of December 31, 2001, 2000 and 1999 and changes during the years ended on those dates is presented below:

  The following table summarizes information about stock options outstanding at December 31, 2001:

  The Company has a defined contribution plan for which all employees are eligible to participate. Employees, at their option, may contribute a portion of their eligible earnings to the plan. The Company’s net contributions to the plan for 2001, 2000 and 1999 were approximately $1,024,000, $1,123,000 and $1,360,000, respectively.

  In fiscal 1999, the Company entered into compensation agreements with certain individuals related to their retirement or termination of employment with the Company. In connection with the agreements, the Company recorded severance and other related charges for 42 employees of $4.2 million in insurance underwriting expenses. At December 31, 2001, approximately $362,000 remained unpaid and is included in accounts payable and accrued liabilities.

  As part of one of the compensation agreements referred to above, a former employee has the right to put to the Company 254,071 previously owned shares of common stock of the Company at $16.39 per share between June 30, 2002 and July 30, 2002. As a result of this redemption feature, the Company has recorded the related redemption amount as a reduction in equity.

  RELATED PARTY TRANSACTIONS

  The Company made payments during 2001, 2000 and 1999 totaling approximately $212,000, $301,000 and $356,000, respectively, to an affiliate of a director, to provide investment related services. Additionally, the Company made a $392,000 payment to this director’s affiliate for investment banking services related to acquisition of IGF crop insurance assets and sale of subsidiaries and property and casualty business (see Notes 16 and 17).

  The Company contracted with a related party, a former director, to administer health insurance benefits for its employees and to place property and casualty coverage on behalf of the Company whereby the related party receives commissions from the insurance providers which totaled approximately $328,000, $370,000 and $381,000 in 2001, 2000 and 1999, respectively. In addition, the Company paid commissions and fees to the related party in connection with insurance written and loss control activities, which totaled $36,000, $136,000 and $286,000 in 2001, 2000 and 1999, respectively. This related party reimbursed the Company $3,000 for an allocable share of certain office occupancy expenses in 1999.

  REINSURANCE

  The Company’s insurance subsidiaries cede insurance to other companies under quota share, excess of loss, stop loss, catastrophe and facultative treaties. The reinsurance agreements are tailored to the various programs offered by the insurance subsidiaries. Reinsurance does not discharge the insurer from its obligations to its insured. If the reinsurer fails to meet its obligations, the ceding insurer remains liable to pay the insured loss, but the reinsurer is liable to the ceding insurer to the extent of the reinsured portion of any loss. The methods used for recognizing income and expenses related to reinsurance contracts have been applied in a manner consistent with the recognition of income and expense on the underlying direct and assumed business (see Note 1).

  At December 31, 2001, approximately 40% of the Company’s outstanding reinsurance recoverables was from reinsurance companies rated A- (excellent) or better by A.M. Best and approximately 50% was from the federal government. Three reinsurers, who have an A.M. Best rating of A- (excellent) or better, accounted for approximately 22% of the reinsurance recoverables at December 31, 2001. No other reinsurer accounted for more than 5% of these balances.

  DIVIDEND RESTRICTIONS AND REGULATORY MATTERS

  Dividends from the insurance subsidiaries of the Company are regulated by the state regulatory authorities of the states in which each subsidiary is domiciled. The laws of such states generally restrict dividends from insurance companies to certain statutorily approved limits. During 2002, dividends from insurance subsidiaries to the Company without further insurance department approval are limited to approximately $7.5 million.

  The Company’s insurance subsidiaries reported total statutory policyholders’ surplus of approximately $129,131,000 and $140,248,000 at December 31, 2001 and 2000, respectively, and total statutory net income (loss) of $12,152,000, $(20,882,000) and $(21,068,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

  NET LOSS PER SHARE

  The net loss per share for both basic and diluted for the years ended December 31, 2001, 2000 and 1999 are as follows:

  Contingent stock and stock options were not included in the above calculations for the years ended December 31, 2001, 2000 and 1999 due to their antidilutive nature.

  OTHER COMPREHENSIVE INCOME

  Other comprehensive income (loss) determined in accordance with SFAS No. 130 for the years ended December 31 are as follows:

  BUSINESS SEGMENTS

  The Company is engaged in the agricultural and specialty property and casualty insurance business. The principal lines of the agricultural segment are MPCI, supplemental coverages and named peril insurance. The property and casualty segment primarily consists of general liability, commercial property, commercial casualty, inland marine and workers’ compensation. The Company’s increased emphasis in its agricultural segment may produce more volatility in the operating results on a quarter-to-quarter or year-to-year basis than has historically been the case due to the seasonal and short-term nature of the Company’s crop business, as well as the impact on the crop business of weather and other natural perils.

  The Company’s results are significantly impacted by its crop business, particularly its MPCI line. Estimated results from MPCI and related products are not generally recorded until after the crops are harvested and final market prices are established. Due to the nature of several of the CRC products whereby results are based on the market prices of various commodities in the fourth quarter, as well as yields, and the significance of CRC as a percentage of MPCI, the Company records its initial estimate of profit or loss for MPCI and related products in the fourth quarter. Any changes in such estimates will typically occur during the first two quarters of the following year after the claim adjustment process is substantially complete.

  The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Management evaluates the performance of and allocates its resources to its operating segments based on underwriting earnings (loss). Underwriting earnings (loss) is comprised of insurance premiums earned less insurance losses and loss adjustment expenses and insurance underwriting expenses. Depreciation and amortization totaled $7.5 million, $3.7 million and $2.8 million for the agricultural segment and $1.1 million, $2.7 million and $3.1 million for the property and casualty segment for the years ended December 31, 2001, 2000 and 1999, respectively. Management does not utilize assets as a significant measurement tool for evaluating segments.

  Segment insurance premiums earned and segment underwriting earnings (loss) for the years ended December 31, are as follows:

  SALE OF SUBSIDIARIES AND PROPERTY AND CASUALTY BUSINESS

  In April 2000, the Company signed a definitive agreement to sell Redland Insurance Company (“Redland”) to Clarendon National Insurance Company (“Clarendon”). This sale closed effective as of July 1, 2000. The sale was a cash transaction of approximately $10.9 million based upon the market value of Redland after the divestiture of various assets, including the Redland subsidiaries, to a wholly owned subsidiary of Acceptance Insurance Companies Inc. The transaction included the appointment of other Company subsidiaries as a producer and administrator for the business the Company writes through Clarendon and Redland. The Company also reinsures certain portions of the business written by Clarendon and Redland. At December 31, 2001, approximately $58.9 million of fixed maturities available-for-sale and $40.5 million of short-term investments were pledged to Clarendon to secure the Company’s obligations under reinsurance agreements. Under these reinsurance agreements, the Company assumes business from Clarendon and Redland after cessions to outside reinsurers (“Clarendon Reinsurers”). The Company is contingently liable for any uncollectible amounts due from Clarendon Reinsurers related to this business. At December 31, 2001, Clarendon and Redland reinsurance recoverables from Clarendon Reinsurers totaled approximately $137 million, of which approximately 92% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

  In March 2001, the Company sold a significant portion of its property and casualty segment business to Insurance Corporation of Hannover (“ICH”). The terms of the agreement included the sale of selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by ICH, and the transfer of certain employees to ICH. Additionally, the Company’s right to repurchase Redland under the agreement between the Company and Clarendon, an affiliate of ICH, was waived.

  In May 2001 the Company agreed to sell two wholly owned insurance companies to McM Corporation, a Raleigh, North Carolina based insurance holding company (“McM”). The two companies, Acceptance Indemnity Insurance Company (“AIIC”) and Acceptance Casualty Insurance Company (“ACIC”), underwrote primarily property and casualty segment insurance. This sale closed effective as of July 1, 2001. The sale was a cash transaction of approximately $20.6 million that resulted in a realized gain in the third quarter of 2001 of approximately $375,000. The Company also reinsures certain portions of the business written by AIIC and ACIC. As of December 31, 2001 approximately $11.1 million of fixed maturities available-for-sale were pledged to McM to secure the Company’s net obligations under the reinsurance agreements. Under these reinsurance agreements, the Company assumes business from AIIC and ACIC after cessions to outside reinsurers (“AIIC Reinsurers”). The Company is contingently liable for any uncollectible amounts due from AIIC Reinsurers related to this business. At December 31, 2001, AIIC and ACIC reinsurance recoverables from AIIC Reinsurers totaled approximately $39 million, of which approximately 89% were from reinsurance companies rated A- (excellent) or better by A.M. Best.

  In addition, effective as of May 1, 2001, McM purchased a selected portfolio of the Company’s property and casualty segment insurance programs. Also effective May 1, 2001, the Company sold its Farm and Ranch and Flood insurance programs to American Reliable Insurance Company. The terms of these agreements included the sale of these selected lines of business, a reinsurance treaty whereby the unearned premium and any additional premiums for these selected lines would be reinsured by the buyers, and the transfer of certain employees to the buyers.

  As of May 1, 2001 the Company engaged Berkley Risk Administrators Company (“BRAC”) to manage the adjustment and completion of all remaining property and casualty segment claims. BRAC has employed certain persons previously employed by the Company.

  As a result of the Company’s strategy to exit its property and casualty segment business and based upon estimated future discounted cash flows, the Company concluded that the excess of cost over acquired net assets was partially impaired by approximately $9.9 million. As such, the Company recorded a $9.9 million charge for the write-off of excess of cost over acquired net assets in the fourth quarter of 2000.

  ACQUISITION OF IGF CROP INSURANCE ASSETS

  On June 6, 2001 the Company completed the acquisition of substantially all crop insurance assets and the assumption of certain crop insurance and reinsurance liabilities of Symons International Group, Inc. and affiliates including IGF Insurance Company (collectively referred to as “IGF”). The Company paid approximately $27.4 million at closing and agreed to make deferred payments of up to an additional $9.0 million, which included amounts for non-competition agreements, prospective reinsurance agreements, and property and equipment. Additionally, the Company reimbursed IGF for certain costs related to the 2001 crop season. The Company funded the acquisition with internally generated resources, including proceeds from the sale of certain property and casualty assets. During 2000, IGF’s gross crop insurance premiums, including MPCI subsidies, totaled approximately $241 million and the Company’s gross crop insurance premiums for the same period totaled approximately $434 million.

  The acquisition was accounted for by the purchase method of accounting and, accordingly, the statements of operations include the acquired crop results beginning June 6, 2001. The assets acquired and recognition of liabilities directly related to the acquisition of $35.6 million and $8.2 million, respectively, were recorded at estimated fair values as determined by the Company’s management based on information currently available and on current assumptions as to future operations. The Company’s preliminary purchase price allocation included $19.7 million of goodwill and $10.2 million of intangible assets. The allocation of the purchase price is subject to revision based upon final determination of fair values.

  Goodwill is being amortized over 15 years. However, upon adoption of SFAS No. 142 on January 1, 2002 the goodwill will no longer be amortized. In accordance with SFAS No. 142 the goodwill will be tested for impairment at least annually.

  COMMITMENTS AND CONTINGENCIES

  Legal – The Company is involved in various insurance related claims arising from the normal conduct of business. Management believes that the outcome of these proceedings will not have a material adverse effect on the consolidated financial statements of the Company.

  In December 1999 the Company was sued in the United States District Court for the District of Nebraska. Plaintiffs alleged the Company knowingly and intentionally understated the Company’s liabilities in order to maintain the market price of the Company’s common stock at artificially high levels and made untrue statements of material fact, and sought compensatory damages, interest, costs and attorney fees. In February 2000 other plaintiffs sued the Company in the same Court, alleging the Company intentionally understated liabilities in a registration statement filed in conjunction with the Company’s Redeemable Preferred Securities.

  The Court consolidated these suits in April 2000 and Plaintiffs subsequently filed a consolidated class action complaint. Plaintiffs sought to represent a class consisting of all persons who purchased either Company common stock between March 10, 1998 and November 16, 1999, or AICI Capital Trust Preferred Securities between the July 29, 1997 public offering and November 25, 1999. In the consolidated complaint Plaintiffs alleged violation of Section 11 of the Securities Act of 1933 through misrepresentation or omission of a material fact in the registration statement for the trust preferred securities, and violation of Section 10b of the Securities Exchange Act of 1934 and Rule 10b-5 of the U.S. Securities and Exchange Commission through failure to disclose material information between March 10, 1998 and November 16, 1999. The Company, three of its former officers, the Company’s Directors and independent accountants and other individuals, as well as the financial underwriters for the Company’s preferred securities, were defendants in the consolidated action.

  On March 2, 2001 the Court entered an order dismissing all claims alleging violations of Section 11 of the Securities Act, and dismissing the Company’s Directors, financial underwriters, independent accountants and others as defendants in this action. The Court also ruled that certain of Plaintiffs’ allegations regarding the remaining defendants’ alleged failure to properly report contingent losses attributable to Montrose failed to state a claim under Section 10b and Rule 10b-5. In two subsequent rulings, the Court and Magistrate Judge clarified the March 2 ruling to specify which of Plaintiffs’ Montrose-related allegations failed to state a Section 10b and Rule 10b-5 claim. As a result of these three rulings, the litigation has been reduced to a claim the Company and three of its former officers, during the period from August 14, 1997 to November 16, 1999, failed to disclose adequately information about various aspects of the Company’s operations, including information relating to the Company’s exposure after January 1, 1997 to losses resulting from the Montrose decision. Plaintiffs seek compensatory damages, reasonable costs and expenses incurred in this action and such other and such further relief as the Court may deem proper. On August 6, 2001 the Magistrate Judge granted Plaintiffs’ Motion for Class Certification. Discovery has commenced and is proceeding in accordance with a schedule established by the Court. A tentative trial date has not been scheduled.

  The Company intends to vigorously contest this action and believes Plaintiffs’ allegations are without merit. Nevertheless, the ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its financial position, results of operations or cash flows.

  In July 2001 the Company was served with a Complaint filed in the United States District Court for the Southern District of Indiana by Mutual Service Casualty Insurance Company (“MSCI”). Other defendants in this action include IGF Insurance Company (“IGF”), Symons International Group, Inc. and several of their corporate and individual affiliates. MSCI alleges IGF reinsured it in conjunction with an agricultural production interruption insurance program (the “AgPI Program”), that IGF failed to perform its obligations and that an arbitration and suit in New Jersey federal court both were pending between MSCI and IGF regarding the AgPI Program.

  In the Indiana suit MSCI contends the Company failed to pay IGF fair equivalent value for the crop insurance assets the Company purchased from IGF as of June 6, 2001 and assisted other defendants to hinder, delay or defraud MSCI in violation of the Indiana Fraudulent Transfers Act. MSCI sought a preliminary injunction prohibiting IGF and its affiliates from disposing of any proceeds received from the Company in conjunction with the Company’s purchase of the IGF crop insurance assets, and also prohibiting the Company from disposing of any of the crop insurance assets it purchased from IGF. MSCI also seeks a judgment voiding the asset sale and purchase IGF and the Company completed June 6, 2001, declaring all defendants directly responsible to MSCI for the obligations of IGF and awarding any other legal or equitable relief permitted by law.

  On August 2 and 3, 2001 the Court held an evidentiary hearing on MSCI’s request for a preliminary injunction. During the hearing the Court accepted documentary evidence and heard extensive testimony from various witnesses. At the conclusion of the hearing the Court orally denied MSCI’s request for a preliminary injunction. The Court subsequently entered a case management order indicating the anticipated trial date in March 2003.

  The Company has and will continue to vigorously contest all allegations of MSCI concerning the Company’s actions in conjunction with its purchase of substantially all crop insurance assets of IGF and believes the MSCI allegations are without merit. Nevertheless, the ultimate outcome of this action cannot be predicted at this time and the Company currently is unable to determine the potential effect of this litigation on its financial position, results of operations or cash flows.

  Leases   – At December 31, 2001, the Company was obligated under noncancelable operating leases, expiring on various dates through 2006, principally for office space and furniture. Future aggregate minimum obligations under these noncancelable operating leases are approximately $1,736,000 in 2002, $1,343,000 in 2003, $1,271,000 in 2004, $1,270,000 in 2005, and $1,247,000 in 2006.

  Rental expense totaled approximately $2,955,000, $2,290,000 and $3,734,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

  Reinsurance   – The Company is obligated under multi-year excess of loss and quota share reinsurance agreements in its agricultural segment. The cost of the excess of loss coverage is $7.5 million per year through 2006.

  INTERIM FINANCIAL INFORMATION (UNAUDITED)

          (1) The Company’s operating results from its agricultural segment can vary substantially from quarter-to-quarter as a result of various factors (see Note 1). Therefore, the results for any quarter are not necessarily indicative of results for any future period. The results of the crop business are substantially recognized in the fourth quarter of the calendar year.

       (2) Quarterly net income per share numbers may not add to the annual net income per share.